UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D /1/
                                 AMENDMENT NO. 4

                    Under the Securities Exchange Act of 1934

                                 TRANSAXIS, INC.
                  (formerly Digital Courier Technologies, Inc.)
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   253838 10 6
                          -----------------------------
                                 (CUSIP Number)

                             N. Todd Leishman, Esq.
                             Durham Jones & Pinegar
                           Broadway Centre, Suite 900
                           Salt Lake City, Utah 84111
                                 (801) 415-3000
                        ---------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 14, 2003
                          ----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box /_/.

Note: Schedules filed in paper format shall include a signed original and five copies are to be sent. See Section 240.13d-7 for other parties to whom copies are to be sent.

--------------------

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D

CUSIP No. 253838 10 6                         Page 2 of 6 Pages
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      NAUTILUS MANAGEMENT, LTD.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                   (b) [_]                    (a) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      ST. CHRISTOPHER & NEVIS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             18,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      18,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.2%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

* Based on 805,000 shares outstanding as of the date of this report.

                           SCHEDULE 13D

CUSIP No. 253838 10 6                         Page 3 of 6 Pages

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      DON MARSHALL
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                   (b) [_]                    (a) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      CANADA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             18,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          18,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      18,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                            [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.2%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

* Based on 805,000 shares outstanding as of the date of this report.

                         SCHEDULE 13D

CUSIP No. 253838 10 6                         Page 4 of 6 Pages

Item 1.   Security and Issuer

     This Amendment No. 4 to the statement of beneficial ownership on Schedule 13D (the "Statement") relates to the common stock, $.0001 par value per share
("Common Stock"), of TransAxis, Inc., (formerly known as Digital Courier Technologies, Inc.) a Delaware corporation ("TransAxis"). TransAxis's principal executive office is located at 348 East 6400 South, Suite 220, Salt Lake City, Utah 84107.

Item 4.   Purpose of Transaction

         On October 14, 2003, the reporting persons closed the transactions contemplated by a Stock Purchase Agreement dated as of September 24, 2003, as amended on October 8, 2003(the "Purchase Agreement") between them and FreeStar Technology Corporation ("FreeStar") pursuant to which FreeStar acquired from them a total of 355,382 shares of Common Stock, and the right to convert approximately $350,000 owed to Mr. Marshall by TransAxis into approximately 2,917,000 shares of Common Stock. In return, Mr. Marshall received, or has the right to receive, a total of 25,312,053 shares of restricted common stock of FreeStar. Under the Purchase Agreement, the reporting persons transferred all of their equity interests and the right to receive any equity interests in TransAxis to FreeStar. Mr. Marshall will continue to exercise voting rights as to 18,000 shares of Common Stock pursuant to an irrevocable proxy.

         This Amendment No. 4 is being filed to reflect the downward adjustment to the reporting persons' beneficial ownership resulting from the above-described transaction.

         In connection with the above-described transaction, Mr. Marshall has resigned as an officer and employee of TransAxis, and Mr. Paul Egan, the Chief Executive Officer of FreeStar, has become the Chief Executive Officer of TransAxis. Mr. Marshall intends also to resign from the board of directors of TransAxis in the near future.

         In connection with the Purchase Agreement, FreeStar agreed that subsequent to but in all events within one hundred eighty (180) days after the closing, FreeStar shall use reasonable efforts to effect a merger or similar transaction with TransAxis, the effect of which would be that the stockholders of TransAxis who are not sellers under the Purchase Agreement would receive cash in exchange for their shares of Common Stock in an amount per share that is equivalent in value to the shares of FreeStar common stock received by the reporting persons; provided, however, such obligation of FreeStar shall not apply to the extent that FreeStar does not possess the resources to engage in such a transaction or if the Board of Directors of FreeStar, in the exercise of its fiduciary duties, determines that the consummation of such a transaction is materially detrimental to the business and financial condition of FreeStar.

         Except as set forth above in this statement, in any exhibit hereto, or in any amendment hereto, the reporting persons do not have any plans or proposals which relate to or would result in (a) an acquisition by any person of additional securities of TransAxis or the disposition of securities of

                                   SCHEDULE 13D

         CUSIP No. 253838 10 6                         Page 5 of 6 Pages


TransAxis, (b) an extraordinary corporate transaction involving TransAxis or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of TransAxis or any of its subsidiaries, (d) any change in the present board of directors or management of TransAxis, (e) any material change in the present capitalization or dividend policy of TransAxis, (f) any other material change in TransAxis's business or corporate structure, (g) changes in TransAxis's charter, bylaws or corresponding instruments or other actions that may impede the acquisition or control of TransAxis by any person, (h) causing a class of securities of TransAxis to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of TransAxis becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to the foregoing.

Item 5.   Interest in Securities of the Issuer

         The reporting persons have sole power to vote and dispose of no (0) shares of Common Stock. Under a proxy from Amathus Holdings, Ltd., Mr. Marshall (and Nautilus through its relationship with Mr. Marshall) has sole power to vote (but not to dispose) of a total of 18,000 shares of Common Stock. Therefore, the reporting persons beneficially own a total of 18,000 shares of Common Stock, which represents approximately 2.2% of the Common Stock issued and as of the date of this Statement.

         Except as disclosed in Item 4 of this Statement, there was no other transaction in shares of Common Stock that was effected during the past sixty days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

         On October 14, 2003, pursuant to the above-described transactions, the reporting persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 7.  Material to be Filed as Exhibits

         Attached as exhibits to this Amendment No. 4 are:

         Stock Purchase Agreement dated September 24, 2003 by and among FreeStar Technology Corporation, Don Marshall and Nautilus Management, Ltd.

         Amendment to Stock Purchase Agreement dated October 8, 2003

                           SCHEDULE 13D

CUSIP No. 253838 10 6                          Page 6 of 6 Pages


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 15, 2003

NAUTILUS MANAGEMENT, LTD.



By:  /s/ Don Marshall
   --------------------------
Its:  Director
    --------------------------


/s/ Don Marshall
----------------------------------
DON MARSHALL

EXHIBITS


                                                                  EXECUTION COPY


                            STOCK PURCHASE AGREEMENT


                  AGREEMENT, dated as of September 24, 2003, among those persons whose names are listed on Exhibit A hereto and who have executed a signature page to this Agreement (the "Sellers") and FreeStar Technology Corporation, a Nevada corporation with principal executive offices at Calle Fantino Falco, J.A. Baez Building, 2nd Floor, Santo Domingo, Dominican Republic ("FreeStar").



                                 R E C I T A L S

                  A. Each of the Sellers owns the number of shares of common stock, par value $.0001 per share (the "TA Common Stock"), of TransAxis, Inc. (formerly Digital Courier Technologies, Inc.), a Delaware corporation with principal offices at 348 East 6400 South, Suite 220, Salt Lake City, Utah 84107 ("TA"), set forth opposite his name on Exhibit A hereto (such shares being referred to herein as the "Shares"); and

                  B. Don Marshall ("Marshall") is one of the Sellers who is a party to that certain Settlement and Release Agreement among Marshall, Nautilus Management, Ltd. ("Nautilus"), and TA dated as of October 16, 2001 (the "Settlement Agreement"), and Amendment No. 1 to Settlement and Release Agreement by and among TA, Marshall and Nautilus dated as of March 18, 2002 ("Amendment No. 1"). Under the Settlement Agreement, as amended by Amendment No. 1, TA agreed to pay Marshall a cash payment of $800,000 (the "Cash Payment") which amount plus any accrued and unpaid interest thereon became convertible into shares of TA Common Stock at any time after an Event of Default (as defined under Amendment No. 1) at the lesser of (i) $0.07 per share or (ii) the average closing bid price of TA Common Stock for the 20 trading days immediately preceding the date of conversion. In July 2002, Marshall notified TA that an Event of Default had occurred under Amendment No. 1, which Event of Default has continued to the date hereof. As of the date hereof, the amount payable to Marshall under Amendment No. 1 is $349,983.96 ($290,525.69 of principal and $59,458.27 of accrued interest), which is convertible into 2,916,533 shares of TA Common Stock (collectively, Marshall's rights in and to the remaining principal balance of the Cash Payment and any accrued and unpaid interest thereon, and the right to convert such amounts into shares of TA Common Stock as set forth in Amendment No. 1 is referred to herein as the "Conversion Right").

                  C. Each of the Sellers desires to sell to FreeStar, and FreeStar desires to purchase from each of the Sellers, for the consideration hereinafter described, the Shares.

                  D. Marshall desires to sell to FreeStar, and FreeStar desires to purchase from Marshall the Conversion Right in accordance with the terms of this Agreement.

                  THEREFORE, for and in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

                                    ARTICLE I

                PURCHASE AND SALE OF SHARES AND CONVERSION RIGHT

                  1.01 Agreement to Purchase and Sell Shares. Subject to and in accordance with the terms and conditions of this Agreement, on the Closing Date (as hereinafter defined) each of the Sellers shall sell to FreeStar, and FreeStar shall purchase from each of the Sellers, for the consideration hereinafter described, the number of Shares set forth opposite such Seller's name on Exhibit A hereto, together with all shares, securities, certificates, or property representing a dividend, a distribution or return of capital upon or in respect of such Shares or any part thereof, or resulting from a split-up, revision, combination, reclassification, recapitalization, or other like change of such Shares, or otherwise received in exchange therefor, and any warrants, rights, or options issued to the holders, or otherwise in respect, of such Shares, in each case declared or payable after the date hereof.

                  1.02 Agreement to Purchase and Sell Conversion Right. Subject to and in accordance with the terms and conditions of this Agreement, on the Closing Date, Marshall shall sell, assign and transfer to FreeStar, and FreeStar shall purchase and receive from Marshall an assignment of the Conversion Right.

                  1.03     The Closing; Effectiveness.

                  (a) The closing of the purchase and sale of the Shares and the assignment of the Conversion Right (the "Closing") shall take place at the New York City offices of FreeStar's counsel, Greenberg Traurig, LLP, MetLife Building, 200 Park Avenue, 15th Floor, New York, New York 10166, on or prior to five (5) business days following satisfaction of the condition set forth in
Section 4.01(e) (the time and date of the Closing being herein referred to as the "Closing Date"); provided, however, that if the Closing shall not have occurred on or prior to December 31, 2003, FreeStar or the Seller Representative (as defined below), as the case may be, may terminate this Agreement on notice to the Seller Representative or FreeStar, as the case may be. As used herein, "Business Day" shall mean any day other than Saturday, Sunday, or any other day when banks in New York City are required or permitted by law or other governmental actions to be closed.

                  (b) Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall be of no force or effect unless the Shares identified on Exhibit A, and the shares of TA Common Stock issuable in respect of the Conversion Right shall aggregate to at least 70 percent of the issued and outstanding shares of TA Common Stock issued or that would be issued upon a conversion of the Conversion Right, and such Sellers and Marshall have executed this Agreement as Sellers, at which time this Agreement shall be binding on the parties.

                  1.04 Deliveries by the Sellers. At the Closing, each of the Sellers shall deliver to FreeStar:

                  (c) certificates representing the Shares to be sold by such Seller hereunder, duly endorsed in blank or with appropriate stock powers executed in blank, in proper form for transfer and in form satisfactory to counsel for FreeStar;

                  (b) an executed counterpart signature page to the Registration Rights Agreement, dated as of the date hereof (the "Registration Rights Agreement"), in the form attached hereto as Exhibit B; and

                  (c) Marshall shall deliver the Assignment and Transfer of Conversion Right in the form attached hereto as Exhibit C.

                  1.05 Deliveries by FreeStar. Based upon FreeStar's understanding that there will be on the Closing Date approximately 805,000 shares of TA Common Stock issued and outstanding, and the Conversion Right will represent the right to receive a total of 2,916,533 additional shares of TA Common Stock) FreeStar shall deliver or cause to be delivered to each of the Sellers, for the Shares (or in the case of the Conversion Right, the right to receive shares of TA Common Stock upon conversion of the Conversion Right) to be sold by such Seller hereunder:

                  (d) at the Closing, a certificate registered in the name of such Seller representing the number of shares of common stock, par value $.001 per share (the "FreeStar Common Stock"), of FreeStar as determined in accordance with Section 1.07; and

                  (b) an executed counterpart signature page to the Registration Rights Agreement.

                  1.06 No Fractional Shares. Neither certificates nor scrip for fractional shares of FreeStar Common Stock will be issued in connection with the transaction contemplated hereby.

                  1.07     Calculation of FreeStar Common Stock Consideration.

                  (a) The aggregate number of shares of FreeStar Common Stock to be issued to the Sellers, on a pro rata basis based on the Sellers' current percentage beneficial ownership of TA Common Stock (including the beneficial ownership of TA Common Stock represented by the Conversion Right), shall be the greater of (i) 7,000,000 shares of FreeStar Common Stock, and (ii) that number of shares of FreeStar Common Stock equal to $1,260,000 divided by the average closing bid price per share of FreeStar Common Stock on the five (5) days prior to the Closing Date.

                  (b) Notwithstanding the calculation set forth in subsection
(a) above, in no event shall the aggregate number of shares of FreeStar Common Stock issuable pursuant to this Agreement equal or exceed 20% of FreeStar's outstanding shares of FreeStar Common Stock so as to require the vote of the shareholders of FreeStar to approve such issuance under applicable or proposed Securities and Exchange Commission or Nasdaq rules or regulations. In the event that the number of shares of FreeStar Common Stock otherwise issuable under subsection (a) above is limited by this subsection (b), FreeStar will pay to the Sellers, pro rata, cash equal to the number of shares not issued as a consequence of this subsection (b) multiplied by the average closing bid price per share of FreeStar Common Stock on the five (5) days prior to the Closing Date.

                  (c) FreeStar and the Seller Representative (as defined below) will, to the extent reasonably possible and consistent with the economic and business terms of this Agreement, endeavor to structure the terms of the consideration to be paid to the Sellers such that no federal income taxes will be presently due by the Sellers relating to such consideration and will otherwise endeavor to structure this transaction in the most tax-efficient manner for all parties.

                  1.08 Seller Representative. TA, Marshall and each Seller hereby irrevocably constitute and appoint Don Marshall, with full power of substitution and re-substitution, as its and their true and lawful agent, attorney-in-fact and representative (such person and his appointed and designated successor or successors being herein referred to as the "Seller Representative"), with full power to act for and on behalf of TA and the Sellers, and each of them, for all purposes under this Agreement and in connection with the transactions contemplated hereby including, without limitation, for purposes of: (i) determining the amount of any Damages (as such term is hereinafter defined) suffered or incurred by FreeStar and the number of shares of FreeStar Common Stock to be delivered for cancellation in satisfaction of the Sellers' indemnification obligations, (ii) determining the amount of Seller Damages (as that term is hereinafter defined) suffered or incurred by the Sellers, (iii) receiving notices from FreeStar given under this Agreement, of which the Seller Representative will give a copy to the other Sellers, (iv) approving and agreeing with FreeStar as to additions, deletions, changes, modifications and amendments to this Agreement and the Annexes hereto, except with respect to any addition, deletion, change, modification or amendment to a material financial term or condition of any of such documents that would materially, financially and adversely affect the Sellers, and (v) settling finally and completely any disputes or controversies among the parties hereto (other than solely among the Sellers) with respect to the interpretation or effect of or damages or relief under this Agreement and any and all transactions contemplated hereby. The Seller Representative shall be entitled to reimbursement by the Sellers from the consideration actually payable to the Sellers or otherwise for all reasonable costs and expenses incurred by him in fulfilling his duties hereunder, and the Sellers agree among themselves that such costs and expenses shall be borne pro rata among them according to the number of shares of TA Common Stock owned immediately prior to the Closing. The Sellers agree that the Seller Representative may make reasonable requests for advances to cover such costs and expenses, and the Sellers will promptly make such advances. In no event will FreeStar be liable for any costs or expenses of any nature incurred by the Seller Representative in its capacity as such. TA AND EACH SELLER, JOINTLY AND SEVERALLY, AGREE THAT THE SELLER REPRESENTATIVE SHALL HAVE NO LIABILITY TO THE SELLERS FOR ACTION TAKEN OR OMITTED IN GOOD FAITH IN EXERCISING THE AUTHORITY GRANTED UNDER THIS SECTION 1.07. FreeStar shall not have any obligation or liability to indemnify or defend the Seller Representative in respect of any claim or liability asserted against the Seller Representative by any Seller or its successors or assigns. All determinations, decisions, actions and the like made by the Seller Representative shall be final, conclusive and binding upon all Sellers and all persons claiming under or through them.

                                   ARTICLE II

           REPRESENTATIONS, WARRANTIES, AND AGREEMENTS OF THE SELLERS

                  Each of the Sellers, jointly and severally, represents and warrants to, and agrees with, FreeStar as follows, except to the extent set forth in the Disclosure Letter of even date herewith and separately provided to FreeStar (the "Disclosure Letter"):

                  2.01 Validity of Transaction. Such Seller owns the number of shares of TA Common Stock set forth opposite his name on Exhibit A. Marshall owns the Conversion Right, and the Conversion Right as defined herein represents all rights owned by him in an individual capacity to the capital stock of TA. Such Seller has all requisite power and authority to execute, deliver, and perform this Agreement and to sell to FreeStar the shares of TA Common Stock (or the Conversion Right) to be sold by such Seller pursuant hereto. All necessary corporate proceedings or other similar actions by such Seller have been duly taken to authorize the execution, delivery, and performance of this Agreement and to authorize the sale of the shares of TA Common Stock to FreeStar by such Seller. This Agreement has been duly authorized, executed, and delivered by such Seller, is the legal, valid, and binding obligation of such Seller, and is enforceable as to such Seller in accordance with its terms except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally, and subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law). No consent, authorization, approval, order, license, certificate, or permit of or from, or declaration or filing with, any Federal, state, local, or other governmental authority or of any court or other tribunal is required by such Seller for the execution, delivery, or performance of this Agreement by such Seller, except for filings under Sections 13(d) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and except as would not affect the ability of the Seller to perform any of its material obligations under this Agreement. No consent of any party to any contract, agreement, instrument, lease, license, arrangement, or understanding to which such Seller is a party, or by which any of its properties or assets is bound, is required for the execution, delivery, or performance by such Seller of this Agreement, except for such consents as have been obtained at or prior to the date of this Agreement, and except as would not affect the ability of the Seller to perform any of its material obligations under this Agreement. The execution, delivery, and performance of this Agreement by such Seller will not violate, result in a breach of, conflict with, or (with or without the giving of notice or the passage of time or both) entitle any party to terminate or call a default under, any such contract, agreement, instrument, lease, license, arrangement, or understanding, or violate or result in a breach of any term of the certificate or articles of incorporation or by-laws (or other organizational document) of such Seller, or violate, result in a breach of, or conflict with any law, rule, regulation, order, judgment, or decree binding on such Seller or to which any of its operations, business, properties, or assets is subject, except as would not affect the ability of the Seller to perform any of its material obligations under this Agreement. Except as set forth in the Disclosure Letter, the Shares sold by such Seller have been duly authorized and validly issued and are fully paid and nonassessable and have not have been issued in violation of any preemptive right of stockholders or rights of first refusal. Upon the transfer of the Shares and the Conversion Right, as the case may be, sold by such Seller to FreeStar at the Closing, FreeStar will acquire good and valid title to such Shares and the Conversion Right free and clear of all claims, liens, security interests, pledges, charges, encumbrances, stockholders' agreements, and voting trusts (other than any created for and in favor of FreeStar). The exercise of the Conversion Right by FreeStar following the Closing will not violate, result in a breach of, conflict with, or (with or without the giving of notice or the passage of time or both) entitle any party to terminate or call a default under, any contract, agreement, instrument, lease, license, arrangement, or understanding, or violate or result in a breach of any term of the certificate or articles of incorporation or by-laws (or other organizational document) of TA, or violate, result in a breach of, or conflict with any law, rule, regulation, order, judgment, or decree binding on TA or to which any of its operations, business, properties, or assets is subject.

                  2.02 Finder or Broker. Neither such Seller nor any person acting on behalf of such Seller has negotiated with any finder, broker, intermediary, or similar person in connection with the transaction contemplated hereby.

                  2.03 Accredited Investor. Such Seller is an "accredited investor," as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Such Seller has received all requested documents from FreeStar, including without limitation, the Confidential Offering Memorandum, dated the date hereof, relating to the FreeStar Common Stock (the "Offering Memorandum") and has had an opportunity to ask questions of and receive answers from the officers of FreeStar with respect to the business, results of operations, financial condition, and prospects of FreeStar.

                  2.04 Investment Intent. Such Seller is acquiring the shares of FreeStar Common Stock pursuant hereto for its own account for investment and not with a view to, or for sale in connection with, any public distribution thereof in violation of the Securities Act, it being understood that such Seller has the right to sell such shares in its sole discretion in accordance with the terms of the Registration Rights Agreement, and that by this Section 2.04, no Seller is required to hold any shares of FreeStar Common Stock for any period of time, subject to the requirements of applicable law. Such Seller understands that such shares of FreeStar Common Stock, as of Closing, have not been registered for sale under the Securities Act or qualified under applicable state securities laws and that the FreeStar Common Stock will be delivered to such Seller pursuant to one or more exemptions from the registration or qualification requirements of such securities laws and that the representations and warranties contained in this Article II are given with the intention that FreeStar may rely thereon for purposes of claiming such exemptions. Such Seller understands that the FreeStar Common Stock cannot be sold unless registered under the Securities Act and qualified under state securities laws, or unless an exemption from such registration and qualification is available.

                  2.05 Full Disclosure. All documents filed by TA pursuant to the Exchange Act since June 30, 2002 (the "TA Exchange Act Documents"), (i) were prepared in accordance with the requirements of the Exchange Act and the rules and regulations thereunder, (ii) did not at the time they were filed contain any untrue statement of a material fact, and (iii) did not at the time they were filed omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. From the date as of which information is given in the most recent report filed by TA under the Exchange Act to the date of this Agreement, except as contemplated or described in such report, and except as set forth in the Disclosure Letter, there has not been any material adverse change in, or any adverse development which materially affects, the business, results of operations or financial condition of TA and its subsidiaries taken as a whole.

                  2.06 Transfer of Shares. Such Seller will not sell or otherwise dispose of any FreeStar Common Stock unless (a) a registration statement with respect thereto has become effective under the Securities Act and such shares have been qualified under applicable state securities laws or (b) such registration and qualification are not required and, if FreeStar so requests, there is presented to FreeStar a legal opinion reasonably satisfactory to FreeStar to such effect. Such Seller consents that the transfer agent for the FreeStar Common Stock may be instructed not to transfer any FreeStar Common Stock acquired pursuant hereto unless it receives satisfactory evidence of compliance with the foregoing provisions, and that there may be endorsed upon any certificate representing the FreeStar Common Stock acquired pursuant hereto (and any certificates issued in substitution therefor) the following legend calling attention' to the foregoing restrictions on transferability and stating in substance:

                  "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ISSUED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR QUALIFICATION UNDER THE BLUE SKY LAWS OF ANY JURISDICTION. SUCH SECURITIES MAY NOT BE SOLD, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF, BENEFICIALLY OR ON THE RECORDS OF THE CORPORATION, UNLESS THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN REGISTERED UNDER THE SECURITIES ACT AND QUALIFIED UNDER APPLICABLE BLUE SKY LAWS, OR AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION IS AVAILABLE."

FreeStar shall, upon the request of any holder of a certificate bearing the foregoing legend and the surrender of such certificate, issue a new certificate without such legend if (i) the security evidenced by such certificate has been effectively registered under the Securities Act and qualified under any applicable state securities law and sold by the holder thereof in accordance with such registration and qualification or (ii) such holder shall have delivered to FreeStar a legal opinion reasonably satisfactory to FreeStar to the effect that the restrictions set forth herein are no longer required or necessary under the Securities Act or any applicable state law.

                  2.07 TA's Corporate Existence. Except as set forth in the Disclosure Letter, TA is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. TA is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, be material to the business of TA. TA is not in violation of any of the provisions of its Certificate of Incorporation or By-laws.

                  2.08     Capitalization.

                  (a) The authorized capital stock of TA consists of 77,500,000 shares, consisting of 75,000,000 shares of TA Common Stock and 2,500,000 shares of preferred stock, of which 360 shares are designated Series D Convertible Preferred Stock. There are outstanding 805,000 shares of TA Common Stock and 324 shares of Series D Convertible Preferred Stock, which are convertible into a total of 108,000 shares of TA Common Stock. As of the Closing Date, there are outstanding options to purchase a total of 105,177 shares of TA Common Stock and warrants to purchase a total of 29,800 shares of TA Common Stock. The Conversion Right is convertible, as of the date of this Agreement, into 2,916,533 shares of TA Common Stock.
                  (b) To the knowledge of Sellers, (i) all outstanding shares of capital stock of TA have been duly authorized and validly issued and are fully paid and non-assessable and are not subject to preemptive rights created under Delaware law, the Certificate of Incorporation or By-laws of TA or any agreement or document to which TA is a party or by which it or its assets are bound, (ii) all outstanding shares of capital stock of TA have been issued and granted in compliance with all applicable securities law and other legal requirements and all requirements set forth in applicable agreements or instruments, and (iii) none of the outstanding TA Securities (as defined below) is unvested or is subject to a repurchase option, risk of forfeiture or other condition providing that such TA Securities may be forfeited or repurchased by TA or otherwise vest upon termination of stockholder's or grantee's employment, directorship or other relationship with TA or a TA Subsidiary (as defined below) under the terms of any restricted stock agreement or other agreement with TA. No TA debt has voting rights. As used herein, "TA Subsidiary" shall mean any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board or directors or other persons performing similar functions are at the time directly or indirectly owned by TA.

                  (c) Except as set forth in this Section 2.08 or in the Disclosure Letter, there are no outstanding (i) shares of capital stock or voting securities of TA, (ii) securities of TA convertible into or exchangeable for shares of capital stock or voting securities of TA or (iii) options or other rights to acquire from TA, or other obligation of TA to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of TA (the items in clauses (i), (ii) and (iii) of this Section 2.08(c) being referred to collectively as the "TA Securities"). Except as set forth in the Disclosure Letter, there are no registration rights and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreement or understanding to which TA or any of TA's Subsidiaries is a party or by which it is bound with respect to any TA Securities. There are no outstanding obligations of TA or any TA Subsidiary to repurchase, redeem or otherwise acquire any TA Securities.

                  2.09     TA's Subsidiaries.

                  (a) Except as disclosed in the Disclosure Letter, each TA Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except where any failure to do so would not individually or in the aggregate have a material adverse effect on TA or its business. All of TA's Subsidiaries and their respective jurisdictions of incorporation are identified in the Disclosure Letter.

                  (b) Except as disclosed in the Disclosure Letter, all of the outstanding capital stock or other voting securities of each TA Subsidiary is owned by TA, directly or indirectly, free and clear of any lien, mortgage, pledge, charge, security interest, encumbrance or other adverse claim of any kind and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities). There are no outstanding (i) securities of TA or any TA Subsidiary convertible into or exchangeable for shares of capital stock or voting securities of any TA Subsidiary or (ii) options or other rights to acquire from TA or any TA Subsidiary, or other obligation of TA or any TA Subsidiary to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any TA Subsidiary (the items in clauses (i) and (ii) of this Section 2.09(b) being referred to together as the "TA Subsidiary Securities"). There are no registration rights and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreement or understanding to which any TA Subsidiary is a party or by which it is bound with respect to any TA Subsidiary Securities. There are no outstanding obligations of TA or any TA Subsidiary to repurchase, redeem or otherwise acquire any outstanding TA Subsidiary Securities.

                  2.10 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of TA included in the TA Exchange Act Documents (collectively, the "Financial Statements") (a) were prepared in accordance with and accurately reflect in all material respects, TA's books and records as of the times and for the periods referred to therein, (b) complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect during the periods included and (c) fairly present in all material respects, in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except in the unaudited financial statements as may be permitted by Form 10-Q), the consolidated financial position of TA and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year end adjustments in the case of any unaudited interim financial statements which were not and are not expected to be material to TA).

                  2.11 No Undisclosed Material Liabilities. Except as set forth in the Disclosure Letter, there are no liabilities of TA or any TA Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined or determinable, and no existing condition, situation or set of circumstances which could reasonably result in such a liability, other than:

                  (a) liabilities recorded in full or reserved for in the unaudited financial statements included in the TA Exchange Act Documents filed with respect to the fiscal period ended March 31, 2003 (the "TA Balance Sheet Date"); and

                  (b) liabilities incurred in the ordinary course of the business of TA consistent with past practice since the TA Balance Sheet Date, none of which has or may reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations, or financial condition of TA and its subsidiaries taken as a whole.

                  2.12 Litigation. Except as disclosed in the Disclosure Letter, there is no action, suit, investigation or proceeding (or to Sellers's knowledge any basis therefor) pending against, or to the knowledge of such Seller, threatened against or affecting, such Seller, TA or any TA Subsidiary or any of their respective properties before any court or arbitrator or any governmental body, agency or official which, individually or in the aggregate, if determined or resolved adversely in accordance with the plaintiff's demands, could reasonably be expected to have a material adverse effect on the business, results of operations, or financial condition of TA and its subsidiaries taken as a whole or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

                  2.13     Intellectual Property.

                   (a) The Disclosure Letter contains a list of all Intellectual Property Rights (as defined below) owned or licensed and used or held for use by TA or any TA Subsidiary, specifying as to each, as applicable: (i) the nature of such Intellectual Property Right, (ii) the owner of such Intellectual Property Right, (iii) the jurisdictions by or in which such Intellectual Property Right
(A) is recognized (without regard to registration) or (B) has been issued or registered or in which an application for such issuance or registration has been filed, (iv) the registration or application numbers and (v) the termination or expiration dates. As used herein, "Intellectual Property Right" shall mean any trademark, service mark, trade name, mask work, invention, patent, trade secret, copyright, know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary intellectual property right.

                  (b) The Disclosure Letter sets forth a list of all licenses, sublicenses and other agreements as to which TA or any TA Subsidiary is a party and pursuant to which any Person (as defined below) is authorized to use any Intellectual Property Right of TA or any TA Subsidiary, including (i) the identity of all parties thereto, (ii) a description of the nature and subject matter thereof, (iii) the applicable royalty and (iv) the term thereof. As used herein, "Person" shall mean an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

                  (c) Since June 30, 2002, neither TA nor any TA Subsidiary has been a defendant in any action, suit, investigation or proceeding relating to, or otherwise has been notified of, any alleged claim of infringement of any Intellectual Property Right, and such Seller has no knowledge of any other such infringement by TA or any TA Subsidiary and such Seller has no outstanding claim or suit for, and has no knowledge of, any continuing infringement by any other Person of any Intellectual Property Rights of TA or any TA Subsidiary. No Intellectual Property Right of TA or any TA Subsidiary is subject to any outstanding judgment, injunction, order, decree or agreement restricting the use thereof by TA or any TA Subsidiary or restricting the licensing thereof by TA or any TA Subsidiary to any Person. Neither TA nor any TA Subsidiary has entered into any agreement to indemnify any other Person against any charge of infringement of any Intellectual Property Right.

                  (d) None of the processes and formulae, research and development results and other know-how of TA or any TA Subsidiary, the value of which to TA or such TA Subsidiary is contingent upon maintenance of the confidentiality thereof, has been disclosed by TA or any of its Affiliates (as defined below) to any Person other than employees, representatives and agents of TA or any TA Subsidiary all of whom are bound by written confidentiality agreements substantially in the form previously disclosed to FreeStar. As used herein, "Affiliate" shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided that none of the Sellers, TA nor any TA Subsidiary shall be considered an Affiliate of FreeStar.

                  2.14     Compliance with Laws and Court Orders.

                  (a) Except as disclosed in the Disclosure Letter, neither TA nor any TA Subsidiary is in violation of, and has not since June 30, 2002 violated, and to the knowledge of such Seller is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable law, rule, regulation, judgment, injunction, order or decree, except for violations that have not had and could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of TA and its subsidiaries taken as a whole.

                  (b) To the knowledge of Sellers, TA and each of its officers and directors have complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act or the Exchange Act ("Sarbanes-Oxley"). Since the enactment of Sarbanes-Oxley, neither TA nor any of its Affiliates has made any loans to any executive officer or director of TA.

                  (c) To the knowledge of Sellers, except as disclosed in the Disclosure Letter, each executive officer and director of TA has complied with all applicable laws in connection with or relating to actions within the scope of TA's business, except where the failure to comply would not be material to TA. No executive officer or director of TA is a party to or the subject of any pending or threatened suit, action, proceeding or investigation by any governmental entity that would have a material adverse effect on the business, results of operations or financial condition of TA and its subsidiaries taken as a whole, except as disclosed in TA Exchange Act Documents.

         2.15 Absence of Liens and Encumbrances; Title to Properties. TA has good, valid and marketable title to all properties and assets used in the conduct of its business free of all liens, mortgages, pledges, charges, security interests, encumbrances or other adverse claims of any kind except as described in the Disclosure Letter. Without limiting the generality of the foregoing, TA has good and marketable title to all of its properties and assets reflected in the Financial Statements, except for property disposed of in the usual and ordinary course of business since the TA Balance Sheet Date and except as disclosed in the Disclosure Letter.

         2.16 Material Contracts. Except as filed as exhibits to the TA Exchange Act Documents prior to the date of this Agreement, or as set forth in the Disclosure Letter, since June 30, 2002, neither TA nor any TA Subsidiary is a party to or bound by any Contract (as defined below) that (a) is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) or (b) materially limits or otherwise materially restricts TA or any TA Subsidiary or that would, after the Closing Date, materially limit or otherwise materially restrict FreeStar or any of its subsidiaries or any successor thereto, from engaging or competing in any material line of business in any geographic area or that contains most favored nation pricing provisions or exclusivity or non-solicitation provisions with respect to customers. As used herein, "Contract" shall mean any written or oral agreement, contract, commitment, lease, license, contract, note, bond, mortgage, indenture, arrangement or other instrument or obligation. Each Contract of the type described in this Section 2.16, whether or not set forth in a schedule to this Agreement, is referred to herein as a "TA Material Contract." Except as disclosed in the Disclosure Letter, or in the TA Exchange Act Documents, neither TA nor any TA Subsidiary is in, or has received notice of, any violation of or default under (or any condition which with the passage of time or the giving of notice would cause such a violation of or default under) any TA Material Contract or any other Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not have a material adverse effect on the business, results of operations or financial condition of TA and its subsidiaries taken as a whole or, after giving effect to the Closing, FreeStar or any of its subsidiaries.

         2.17 Interested Party Transactions. Except as disclosed in the Disclosure Letter, no officer, director or stockholder of TA or any Affiliate or "associate" (as such term is defined in Rule 405 under the Securities Act) of any such Person or TA has or has had, either directly or indirectly, (a) an interest in any Person that (i) furnishes or sells services or products that are furnished or sold or are proposed to be furnished or sold by TA or any TA Subsidiary or (ii) purchases from or sells or furnishes to TA or any TA Subsidiary any goods or services, or (b) a beneficial interest in any contract or agreement to which TA or any TA Subsidiary is a party or by which it may be bound or affected (other than routine compensation and expense reimbursement programs in the ordinary course of business).

                                   ARTICLE III

             REPRESENTATIONS, WARRANTIES, AND AGREEMENTS OF FREESTAR

                  FreeStar represents and warrants to, and agrees with, the Sellers as follows:

                  3.01 Validity of Transaction. FreeStar has all requisite power and authority to execute, deliver, and perform this Agreement and to issue and sell to the Sellers the shares of FreeStar Common Stock. All necessary corporate proceedings of FreeStar have been duly taken to authorize the execution, delivery, and performance of this Agreement, and the issuance and sale to the Sellers of the shares of FreeStar Common Stock. This Agreement has been duly authorized, executed, and delivered by FreeStar, is the legal, valid, and binding obligation of FreeStar, and is enforceable as to FreeStar in accordance with its terms, except as may be limited by bankruptcy, insolvency, moratorium, or other similar laws affecting creditors' rights generally, and subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law). Subject to the compliance with and completion of the registration requirements of the Securities Act as contemplated in the Registration Rights Agreement, no consent, authorization, approval, order, license, certificate, or permit of or from, or declaration or filing with, any Federal, state, local, or other governmental authority or of any court or other tribunal is required by FreeStar for the execution, delivery, or performance of this Agreement by FreeStar, except as would not affect the ability of they Seller to perform any of its material obligations under this Agreement. No consent of any party to any contract, agreement, instrument, lease, license, arrangement, or understanding to which FreeStar is a party, or by which any of its properties or assets is bound, is required for the execution, delivery, or performance by FreeStar of this Agreement, except for such consents as have been obtained at or prior to the date of this Agreement, and except as would not affect the ability of the Seller to perform any of its material obligations under this Agreement. The execution, delivery, and performance of this Agreement by FreeStar will not violate, result in a breach of, conflict with, or (with or without the giving of notice or the passage of time or both) entitle any party to terminate or call a default under any such contract, agreement, instrument, lease, license, arrangement, or understanding, or violate or result in a breach of any term of the Articles of Incorporation or By-laws of FreeStar, or violate, result in a breach of, or conflict with any law, rule, regulation, order, judgment, or decree binding on FreeStar or to which any of its operations, business, properties, or assets is subject, except as would not affect the ability of the Seller to perform any of its material obligations under this Agreement. The shares of FreeStar Common Stock have been duly authorized and, upon receipt by FreeStar from the Sellers of the stock certificates representing the shares of TA Common Stock being sold pursuant to this Agreement, will be validly issued, fully paid, and nonassessable, will not have been issued in violation of any preemptive right of stockholders or rights of first refusal, and the Sellers will have good title to the shares of FreeStar Common Stock, free and clear of all liens, security interests, pledges, charges, encumbrances, stockholders agreements, and voting trusts (other than any created by such Seller).

                  3.02 Finder or Broker. Neither FreeStar nor any person acting on behalf of FreeStar has negotiated with any finder, broker, intermediary, or similar person in connection with the transaction contemplated herein.

                  3.03 Accredited Investor. FreeStar is an "accredited investor," as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act.

                  3.04 Investment Intent. FreeStar is acquiring the shares of TA Common Stock for its own account for investment and not with a view to, or for sale in connection with, any public distribution thereof in violation of the Securities Act. FreeStar understands that it must bear the economic risk of its investment in TA for an indefinite period of time, and the shares of TA Common Stock being purchased from the Sellers cannot be sold unless registered under the Securities Act and qualified under state securities laws, unless an exemption from such registration and qualification is available.

                  3.05 Full Disclosure. So far as FreeStar is aware, all documents filed by FreeStar pursuant to the Exchange Act since December 31, 2001 (the "FreeStar Exchange Act Documents") (i) were prepared in accordance with the requirements of the Exchange Act and the rules and regulations thereunder, (ii) did not at the time they were filed contain any untrue statement of a material fact, and (iii) did not at the time they were filed omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Offering Memorandum, together with the exhibits thereto, when read in conjunction with the FreeStar Exchange Act Documents, as such Offering Memorandum and other documents may be supplemented to the reasonable satisfaction of the Sellers on or before the Closing Date, do not omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except insofar as any of such documents relate to TA, as to which FreeStar makes no representation. So far as FreeStar is aware, from the date as of which information is given in the most recent report filed by FreeStar under the Exchange Act to the date of this Agreement, except as contemplated or described in such report or in the Offering Memorandum, there has not been any material adverse change in, or any adverse development which materially affects, the business, results of operations, or financial condition of FreeStar and its subsidiaries taken as a whole.

                  3.06 Other Stockholders. FreeStar has not entered into any agreement with any holders of TA Common Stock, other than this Agreement with the Sellers, with respect to the acquisition of TA Common Stock by FreeStar.

                  3.07 FreeStar's Corporate Existence. FreeStar is a corporation duly incorporated, validly existing and in good standing under the laws of Nevada and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. FreeStar is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, be material to the business of FreeStar. FreeStar is not in violation of any of the provisions of its Certificate of Incorporation or By-laws.

                  3.08     Capitalization.

                  (a) As of March 31, 2003, the authorized capital stock of FreeStar consists of 505,000,000 shares, consisting of 500,000,000 shares of FreeStar Common Stock and 5,000,000 shares of preferred stock, of which 1,000,000 shares are designated Series A Convertible Preferred Stock and 4,000,000 shares are designated Series B Convertible Preferred Stock. As of March 31, 2003, there are outstanding 152,500,306 shares of FreeStar Common Stock, 1,000,000 shares of Series A Convertible Preferred Stock and 2,500,000 shares of Series B Convertible Preferred Stock.

                  (b) All outstanding shares of capital stock of FreeStar have been duly authorized and validly issued and are fully paid and non-assessable and are not subject to preemptive rights created under Nevada law, the Certificate of Incorporation or By-laws of FreeStar or any agreement or document to which FreeStar is a party or by which it or its assets are bound. All outstanding shares of capital stock of FreeStar have been issued and granted in compliance with all applicable securities law and other legal requirements and all requirements set forth in applicable agreements or instruments. None of the outstanding FreeStar Securities (as defined below) is unvested or is subject to a repurchase option, risk of forfeiture or other condition providing that such

FreeStar Securities may be forfeited or repurchased by FreeStar or otherwise vest upon termination of stockholder's or grantee's employment, directorship or other relationship with FreeStar or a FreeStar Subsidiary (as defined below) under the terms of any restricted stock agreement or other agreement with FreeStar. No FreeStar debt has voting rights. As used herein, "FreeStar Subsidiary" shall mean any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board or directors or other persons performing similar functions are at the time directly or indirectly owned by FreeStar.

                  (c) Except as set forth in this Section 3.08, there are no outstanding (i) shares of capital stock or voting securities of FreeStar, (ii) securities of FreeStar convertible into or exchangeable for shares of capital stock or voting securities of FreeStar or (iii) options or other rights to acquire from FreeStar, or other obligation of FreeStar to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of FreeStar (the items in clauses (i), (ii) and (iii) of this Section 3.08(c) being referred to collectively as the "FreeStar Securities"). There are no registration rights and there is no voting trust, proxy, rights plan, anti-takeover plan or other agreement or understanding to which FreeStar or any of FreeStar's Subsidiaries is a party or by which it is bound with respect to any FreeStar Securities. There are no outstanding obligations of FreeStar or any FreeStar Subsidiary to repurchase, redeem or otherwise acquire any FreeStar Securities.

                  3.09 Litigation. Except as disclosed in Schedule 3.09, there is no action, suit, investigation or proceeding (or to FreeStar's knowledge any basis therefor) pending against, or to the knowledge of FreeStar, threatened against or affecting, FreeStar or any FreeStar Subsidiary or any of their respective properties before any court or arbitrator or any governmental body, agency or official which, individually or in the aggregate, if determined or resolved adversely in accordance with the plaintiff's demands, could reasonably be expected to have a material adverse effect on the business, results of operations, or financial condition of FreeStar and its subsidiaries taken as a whole or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

                  3.10     Compliance with Laws and Court Orders.

                  (a) Neither FreeStar nor any FreeStar Subsidiary is in violation of, and has not since January 1, 2001 violated, and to the knowledge of FreeStar is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable law, rule, regulation, judgment, injunction, order or decree, except for violations that have not had and could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of FreeStar and its subsidiaries taken as a whole.

                  (b) FreeStar and each of its officers and directors have complied in all material respects with the applicable provisions of Sarbanes-Oxley. FreeStar has disclosed to the Seller Representative any of the information required to be disclosed by FreeStar and certain of its officers to FreeStar's Board of Directors or any committee thereof pursuant to the certification requirements contained in Form 10-KSB and Form 10-QSB under the Exchange Act. From the period beginning January 1, 2000 through the enactment of

Sarbanes-Oxley, neither FreeStar nor any of its Affiliates made any loans to any executive officer or director of FreeStar equal to or in excess of $60,000. Since the enactment of Sarbanes-Oxley, neither FreeStar nor any of its Affiliates has made any loans to any executive officer or director of FreeStar.

                  (c) Each executive officer and director of FreeStar has complied with all applicable laws in connection with or relating to actions within the scope of FreeStar's business, except where the failure to comply would not be material to FreeStar. No executive officer or director of FreeStar is a party to or the subject of any pending or threatened suit, action, proceeding or investigation by any governmental entity that would have a material adverse effect on the business, results of operations or financial condition of FreeStar and its subsidiaries taken as a whole, except as disclosed in FreeStar Exchange Act Documents.

                  3.11 Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of FreeStar included in FreeStar's filings under the Exchange Act (collectively, the "FreeStar Financial Statements") (a) were prepared in accordance with and accurately reflect in all material respects, FreeStar's books and records as of the times and for the periods referred to therein, (b) complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect during the periods included and (c) fairly present in all material respects, in conformity with United States generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except in the unaudited financial statements as may be permitted by Form 10-Q), the consolidated financial position of FreeStar and its consolidated subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year end adjustments in the case of any unaudited interim financial statements which were not and are not expected to be material to FreeStar).

                  3.12 No Undisclosed Material Liabilities. There are no liabilities of FreeStar or any FreeStar Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined or determinable, and no existing condition, situation or set of circumstances which could reasonably result in such a liability, other than:

                  (a) liabilities recorded in full or reserved for in the unaudited financial statements included in the FreeStar Exchange Act Documents filed with respect to the fiscal period ended June 30, 2003 (the "FreeStar Balance Sheet Date"); and

                  (b) liabilities incurred in the ordinary course of the business of FreeStar consistent with past practice since the FreeStar Balance Sheet Date, none of which has or may reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations, or financial condition of FreeStar and its subsidiaries taken as a whole.

                                   ARTICLE IV

                              CONDITIONS TO CLOSING

                  4.01 Conditions Precedent to the Sellers' Obligations. The obligation of the Sellers to consummate the transaction contemplated hereby is subject to the fulfillment prior to or on the Closing Date of each of the following conditions, any one or more of which may be waived in writing by the Seller Representative:

                  (a) Representations and Warranties True. All of the representations and warranties of FreeStar contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as if made on and as of the Closing Date, and the Seller Representative shall have received a certificate to such effect executed by the President or a Vice President of FreeStar dated the Closing Date.

                  (b) Litigation. There shall be no injunction, restraining order, or other order of any nature, issued by a court of competent jurisdiction, which shall direct that this Agreement or any of the transactions contemplated hereby not be consummated as herein provided, and no action, suit, or proceeding (or investigation that could lead to any action, suit, or proceeding) challenging such transactions shall have been instituted or threatened by any person or entity.

                  (c) Deliveries by FreeStar. FreeStar shall have delivered to the Sellers the items described in Section 1.05(a).

                  (d) No Material Adverse Change. There shall not have been a material adverse change, subsequent to the date of this Agreement, in the financial condition of FreeStar.

                  (e) Due Diligence Delivery. FreeStar shall have delivered to the Sellers due diligence materials relating to FreeStar (the "Due Diligence Materials") reasonably requested by the Sellers.

                  (f) Due Diligence Review. The Sellers shall have completed their review of the Due Diligence Materials to their reasonable satisfaction.

                  4.02 Conditions Precedent to FreeStar's Obligations. The obligation of FreeStar to consummate the transaction contemplated hereby is subject to the fulfillment prior to or on the Closing Date of each of the following conditions, any one or more of which may be waived, in writing by
FreeStar:

                  (a) Representations and Warranties True. All of the representations and warranties of the Sellers contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date as if made on and as of the Closing Date, and FreeStar shall have received a certificate to such effect executed by each Seller.

                  (b) Litigation. There shall be no injunction, restraining order, or other order of any nature, issued by a court of competent jurisdiction, which shall direct that this Agreement or any of the transactions contemplated hereby not be consummated as herein provided, and no action, suit, or proceeding (or investigation that could lead to any action, suit, or proceeding) challenging such transactions shall have been instituted or threatened by any person or entity.

                  (c) No Material Adverse Change. There shall not have been a material adverse change, subsequent to the date of this Agreement, in the financial condition of TA.

                  (d) Deliveries by the Sellers. Each of the Sellers shall have delivered to FreeStar the items described in Section 1.04(a).

                                    ARTICLE V

                   SURVIVAL OF REPRESENTATIONS AND WARRANTIES;
                     INDEMNIFICATION; COVENANT OF FREESTAR

                  5.01 Nature and Survival. The covenants, representations and warranties of the parties hereunder and all documents delivered pursuant hereto shall survive the Closing for a period of twelve months following the Closing and all inspections, examinations or audits on behalf of the parties whether conducted before or after the Closing.

                  5.02     Seller Indemnification.

                  (a) Subject to Section 5.03, each Seller agrees to indemnify and hold harmless FreeStar against and in respect of its pro rata share (determined on the basis of the percentage of the total number of shares of FreeStar Common Stock issued pursuant to Section 1.06 that were issued to such Seller) of any and all Damages. "Damages," as used herein, shall include any claim, action, demand, loss, cost, expense, liability (joint or several), penalty and other damage, including, without limitation, reasonable counsel fees and other costs and expenses reasonably incurred in investigation or in attempting to avoid the same or oppose the imposition thereof or in enforcing this indemnity, resulting to FreeStar from (i) any inaccurate representation made by or on behalf of TA or a Seller in this Agreement or any certificate or other document referenced in, this Agreement and delivered pursuant hereto, (ii) the breach of any of the warranties or agreements made by or on behalf of TA or a Seller in this Agreement or any certificate or other document referenced in this Agreement and delivered pursuant hereto, or (iii) the breach or default in the performance by a Seller of any of the obligations to be performed by any of them hereunder.

                  (b) If any claim shall be asserted against FreeStar by a third party for which FreeStar intends to seek indemnification from the Sellers under this Section 5.02, FreeStar shall given written notice to the Seller Representative of the nature of the claim asserted within forty-five (45) days after any executive officer of FreeStar learns of the assertion thereof and determines that FreeStar may have a right of indemnification with respect thereto, but the failure to give this notice will not relieve the Sellers of any liability hereunder in respect of this claim. FreeStar shall have the exclusive right to conduct, through counsel of its own choosing, which counsel is approved by the Seller Representative (which approval may not be unreasonably withheld), the defense of any such claim or action, and may compromise or settle such claims or actions with the prior consent of the Seller Representative (which shall not be unreasonably withheld).

                  5.03     Satisfaction of Seller Indemnification.

                  (a) Any Damages incurred, paid or borne by FreeStar for which it is entitled to indemnification from any Seller under this Article 5 shall be satisfied, in whole or in part, solely by such Seller delivering to FreeStar for cancellation, shares of FreeStar Common Stock, without further recourse to any Seller; provided, however, that each Seller's indemnification obligation shall be unlimited (and shall be satisfied by a cash payment to the extent that shares of FreeStar Common Stock are insufficient) with respect to Damages arising out of the intentional fraud of such Seller. In the event that any Seller elects to return shares of FreeStar Common Stock to satisfy any indemnification obligation, each such share of FreeStar Common Stock shall be valued at its Current Market Value (as defined below) as of the date such shares are tendered to FreeStar. Such Seller shall also pay or reimburse FreeStar for the out-of-pocket expenses (including without limitation any fees payable to the transfer agent of the shares) of canceling such returned shares.

                  (b) "Current Market Value" of the FreeStar Common Stock as of a particular date shall mean the average of the price of a share of FreeStar Common Stock, determined on the basis of the last reported sales price on the Over-the-Counter Bulletin Board for the ten (10) consecutive trading days preceding such date (the "Measurement Days"); or, if such shares are not traded on the Over-the-Counter Bulletin Board, the Current Market Value will be determined by an independent reputable valuation and appraisal company mutually agreed upon by FreeStar and the Seller Representative (which appraiser shall be instructed to disregard any minority interest discount), and if no agreement can be reached within a 30-day period, by the average of the two Current Market Values as determined by independent reputable valuation and appraisal companies retained by each of FreeStar and the Seller Representative; provided, however, that the aggregate fees and expenses of any such independent valuation and appraisal company or companies shall be shared evenly between FreeStar, on the one hand, and the applicable indemnifying Seller(s).

                  5.04     FreeStar Indemnification.

                  (a) Subject to subsection (b) below, FreeStar shall indemnify and hold the Sellers harmless against and in respect of all Seller Damages. "Seller Damages" shall mean any claim, action, demand, loss, cost, expense, liability (joint or several), penalty and other damage, including, without limitation, reasonable counsel fees, and other costs and expenses reasonably incurred in investigating or in attempting to avoid the same or oppose the imposition thereof or in enforcing this indemnity, resulting to a Seller from
(A) any inaccurate representation made by FreeStar in this Agreement or any certificate or other document referenced in this Agreement and delivered by it pursuant hereto, (B) breach of any of the warranties or agreements made by FreeStar in this Agreement or any certificate or other document referenced in this Agreement and delivered by it pursuant hereto, or (C) breach or default in the performance by FreeStar of any of the obligations to be performed by FreeStar hereunder. FreeStar agrees to pay or reimburse the Sellers for any payment made or amount payable or loss suffered or incurred by the Sellers at any time from and after the Closing Date in respect of any Seller Damages to which the foregoing indemnity relates.

                  (b) Any Seller Damages incurred, paid or borne by a Seller for which it is entitled to indemnification from FreeStar under this Article 5 shall be satisfied, in whole or in part, solely by FreeStar delivering to the applicable Seller, additional shares of FreeStar Common Stock up to an aggregate maximum for all Sellers of ten percent (10%) of the amount of shares of FreeStar Common Stock delivered on the Closing Date, without further recourse to FreeStar; provided, however, that FreeStar's indemnification obligation shall be unlimited with respect to Seller Damages arising out of the common-law fraud of FreeStar. In the event that FreeStar elects to deliver shares of FreeStar Common Stock to satisfy any indemnification obligation, each such share of FreeStar Common Stock shall be valued at its Current Market Value as of the date such shares are tendered by FreeStar.

                  5.05 Covenant of FreeStar as to Remaining Stockholders of TA. Subsequent to but in all events within one hundred eighty (180) days after the Closing, FreeStar shall use reasonable efforts to effect a merger or similar transaction with TA, the effect of which would be that the stockholders of TA who are not Sellers would receive cash in exchange for their shares of TA Common Stock in an amount per share that is equivalent in value to the shares of FreeStar Common Stock to be received by the Sellers; provided, however, that the foregoing obligation of FreeStar shall not apply to the extent that FreeStar does not possess the resources to engage in such a transaction or if the Board of Directors of FreeStar, in the exercise of its fiduciary duties, shall determine that the consummation of such a transaction is materially detrimental to the business and financial condition of FreeStar.

                                   ARTICLE VI

                                  MISCELLANEOUS

                  6.01 Notices. All notices or other communications hereunder shall be in writing and shall be given by registered or certified mail (postage prepaid and return receipt requested), by an overnight courier service which obtains a receipt to evidence delivery, or by telex or facsimile transmission (provided that written confirmation of receipt is provided), addressed as follows:

                  If to FreeStar:

                  FreeStar Technology Corporation
                  Calle Fantino Falco
                  J.A. Baez Building, 2nd Floor
                  Santo Domingo, Dominican Republic
                  Attention:  Paul Egan
                  Facsimile:  [__________]

                  With a copy to:

                  Greenberg Traurig, LLP
                  200 Park Avenue
                  New York, New York 10166
                  Attention:  Spencer G. Feldman, Esq.
                  Facsimile:  (212) 801-6400

                  If to any Seller:

                  Don Marshall
                  c/o TransAxis, Inc.
                  348 East 6400 South, Suite 220
                  Salt Lake City, Utah 84107
                  Facsimile:  [___________]

or such other address as any party may designate to the other in accordance with the aforesaid procedure. All notices and other communications sent by overnight courier service shall be deemed to have been given as of the second Business Day after delivery thereof to such courier service, those given by telex or facsimile transmission shall be deemed given when sent, and all notices and other communications sent by mail shall be deemed given as of the fifth Business Day after the date of deposit with the United States Postal Service.

                  6.02 Successors and Assigns. Neither FreeStar nor the Sellers may sell, assign, transfer, or otherwise convey any of its rights or delegate any of its duties under this Agreement, except: (a) to a corporation which has succeeded to substantially all of the business and assets of such party and has assumed in writing its obligations under this Agreement, and this Agreement shall be binding on each party hereto and any such successor, and (b) a Seller may transfer or otherwise dispose of the shares of TA Common Stock held by it that are the subject of this Agreement, but only on the condition that the transferee expressly agrees to assume the Seller's obligations under and be bound by the terms of this Agreement, whereupon the transferee shall be entitled to all the benefits of this Agreement. Without limiting the generality of the foregoing, any transferee of FreeStar Common Stock shall have the rights set forth in Article V, and such rights shall be enforceable against FreeStar by such transferees as third party beneficiaries.

                  6.03 Amendments and Waivers. Neither this Agreement nor any term hereof may be changed or waived (either generally or in a particular instance and either retroactively or prospectively) absent the written consent of FreeStar and the Sellers. Each Seller acknowledges that Exhibit A to the Agreement may be amended to reflect additional or deleted parties or correct minor typographical or mathematical errors, provided that a copy of Exhibit A in its final form is provided to each Seller.

                  6.04 Expenses. Each of the Sellers and FreeStar will be responsible for the payment of all expenses incurred by it in connection with the preparation, execution, and delivery of this Agreement, any other documents relating to the transaction contemplated by this Agreement, and the consummation of the transaction herein described.

                  6.05 Survival of Representations, Etc. The representations, warranties, covenants, and agreements made herein or in any certificate or document executed in- connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions herein described, regardless of any investigation made at any time by or on behalf of any of the parties hereto.

                  6.06 Delays or Omissions; Waiver. No delay or omission to exercise any right, power, or remedy accruing to any of the Sellers or FreeStar upon any breach or default by the other under this Agreement shall impair any such right, power, or remedy nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.

                  6.07 Entire Agreement. This Agreement and the Exhibits hereto contain the entire understanding of the parties with respect to the subject matter hereof and all prior negotiations, discussions, commitments, and understandings heretofore had between them with respect thereto are merged herein, except for Sections 1 and 4 of the Letter of Intent, dated June 20, 2003, among FreeStar, TA and the Sellers, the provisions of which sections shall remain in full force and effect.

                  6.08 Counterparts; Governing Law. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to conflicts of laws rules or principles.

                  6.09 Further Actions. At any time and from time to time, each party agrees, without further consideration, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

                  6.10 Sellers' Representations Qualified by Knowledge. When any of the Sellers' representations or warranties herein is made to the "knowledge" of the Sellers, such qualification shall assume that the Sellers have, prior to the date hereof, made a good faith inquiry of one or more (as appropriate) present directors, officers or employees of TA or a TA Subsidiary as to the subject matter of the applicable representation or warranty.

                   [STOCK PURCHASE AGREEMENT - SIGNATURE PAGE]


                  This Agreement has been duly executed on the date hereinabove set forth.


                   FREESTAR TECHNOLOGY CORPORATION


                   By: /s/ Paul Egan
                   Name: Paul Egan
                   Title: CEO

                   THE SELLERS:
                   REFERENCE IS MADE TO THE COUNTERPART SELLER'S SIGNATURE PAGE EXECUTED BY EACH SELLER AND MADE A PART HEREOF
                            stock purchase agreement

                           Counterpart signature page



SELLER:

Name of Seller:  Nautilus Management, LTD.
                 -----------------------------------------------------------

         By:     /s/ Don Marshall
                 -----------------------------------------------------------
                           (signature)

         Name:   Don Marshall
                -----------------------------------------------------------

         Title:  Director
                 ----------------------------------------------------------

         Tax I.D. or Soc. Sec. No.:
                                     --------------------------------------

         No. of Shares of TA Common Stock to be Sold:


SELLER

        /s/ Don Marshall
        ------------------------
        Don Marshall

                                   EXHIBIT A


                                         Number of Shares of
                                           TA Common Stock
Name and Address of Seller                   to be Sold
--------------------------         --------------------
 Nautilus Management Ltd.                  373,382 (46.4%)
       Don Marshall                       Conversion Right

                                   AMENDMENT
                                    ---------

                           (Stock Purchase Agreement)


         AMENDMENT, dated as of October 8, 2003, among those persons whose names are listed on Exhibit A hereto and who have executed a signature page to this Amendment (the "Sellers") and FreeStar Technology Corporation, a Nevada corporation with offices at Calle Fantino Falco, J.A. Baez Building, 2nd Floor, Santo Domingo, Dominican Republic ("FreeStar").

                                 R E C I T A L S

         The Sellers and FreeStar are parties to a Stock Purchase Agreement, dated as of September 24, 2003 (the "Agreement"). Terms defined in the Agreement and used but not otherwise defined herein shall have the meanings given to them in the Agreement.

         The Sellers and FreeStar wish to amend the Agreement as provided herein.

         THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

         1. Paragraph (a) of the Registration Right Agreement, annexed as Exhibit B to the Agreement, is amended to read in its entirety as follows:

                  (a) Within one hundred eighty (180) days following the Closing (the "Filing Date"), FreeStar shall use commercially reasonable efforts to cause a Form SB-2 shelf registration statement (the "Registration Statement") to be filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), covering resales of all of the shares of FreeStar Common Stock to be issued to or on behalf of the Sellers at the Closing pursuant to Section 1.01 of the Purchase Agreement, and shall thereafter use commercially reasonable efforts to have the Registration Statement declared effective as promptly as possible thereafter (the "Effectiveness Date"), and to keep it effective until the earlier of
         (i) one year following the Effectiveness Date or (ii) that date on which all of the FreeStar Common Stock covered by the Registration Statement may be resold without further restriction pursuant to Rule 144 under the Securities Act. FreeStar shall not permit any shares other than the FreeStar Common Stock to be issued to or on behalf of the Sellers at the Closing to be included in the Registration Statement, unless otherwise agreed by the Sellers.

         2. The parties concur that the aggregate number of shares of FreeStar Common Stock to be issued to the Sellers as calculated in accordance with the terms of Section 1.07 of the Agreement would be 31,500,000 (the "Original Stock Consideration"). However, as a result of TA not being in "good standing" in the State of Delaware because of an outstanding franchise tax bill of $247,517.86, the parties agree that the Original Stock Consideration shall be revised to deduct the value of this tax bill. Therefore, the aggregate number of shares of FreeStar Common Stock to be issued to the Sellers shall be 25,312,053 (the "Revised Stock Consideration").

         3. The parties acknowledge that the Sellers have, to date, been unable to locate a stock certificate representing 16,612 (reverse split-adjusted) shares of TA Common Stock (the "Missing Stock Certificate"). Pending Sellers' location of such stock certificate, FreeStar shall only be required to deliver to the Sellers an aggregate number of shares of FreeStar Common Stock proportional to the number of shares of TA Common Stock (including the Conversion Right) actually delivered by the Sellers at the Closing. Therefore, of the 25,312,053 shares represented by the Revised Stock Consideration, FreeStar shall be required to deliver 25,183,418 shares at the Closing, and the remaining 128,585 shares only upon delivery by the Sellers to FreeStar of the Missing Stock Certificate.

         4. Each Seller acknowledges receipt of and accepts the Offering Memorandum relating to the FreeStar Common Stock previously delivered. Each Seller affirms that it is an "accredited investor," as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act

         5. All other terms and conditions of the Agreement shall remain in full force and effect without modification.


                            [SIGNATURE PAGE FOLLOWS]

                      AMENDMENT TO STOCK PURCHASE AGREEMENT

                                 SIGNATURE PAGE

         This Amendment has been duly executed on the date hereinabove set forth.

                           FREESTAR TECHNOLOGY CORPORATION


                           By:/s/ Paul Egan
                           Name: Paul Egan
                           Title: CEO

                           THE SELLERS:

                            /s/ Don Marshall
                           ---------------------------
                           Don Marshall


                           NAUTILUS MANAGEMENT LTD.


                           By: /s/ Don Marshall
                           Name: Don Marshall
                           Title: Director